                                  Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                     the Securities Exchange Act of 1934

For the months of September and October, 2000
                  ---------------------  ----

                                  Oce N.V.
--------------------------------------------------------------------------------
               (Translation of registrant's name into English)

                  St. Urbanusweq 43, Venlo, The Netherlands
--------------------------------------------------------------------------------
                  (Address of principal executive offices)
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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       Oce N.V.
                                        -------------------------------------
                                                     (Registrant)


Date   October 24, 2000                 By   /s/ R.L. van Iperen
    ---------------------                 -----------------------------------
                                          Chairman of the Board of
                                          Executive Directors
                                          (Principal Executive Officer)

Oce N.V.
Third quarter report 2000
Consolidated Statement of Operations for the nine months from December 1, 1999 till August 31, 2000

----------------------------------------------------------------------------------------------------------------
Results in millions except                               Quarter ended                               Nine months
 per share*                                                  August 31                           ended August 31
----------------------------------------------------------------------------------------------------------------
                                      1999          2000          2000          1999          2000          2000
                                    (Euros)       (Euros)          US$       (Euros)       (Euros)           US$
----------------------------------------------------------------------------------------------------------------
Revenues from sales,                 667.9         754.5         669.9       1,952.9       2,227.1       1,977.2
 rentals and service
Interest from financial               25.5          29.0          25.7          73.7          83.9          74.5
 leases
                            ------------------------------------------------------------------------------------
Total revenues                       693.4         783.5         695.6       2,026.6       2,311.0       2,051.7

Cost of sales, rentals and           397.8         458.0         406.6       1,153.8       1,336.2       1,186.3
 service
Gross margin                         295.6         325.5         289.0         872.8         974.8         865.4

Operating expenses                   246.3         266.5         236.6         702.0         783.2         695.3
Operating income                      49.3          59.0          52.4         170.8         191.6         170.1

Financial expense (net)               14.4          15.1          13.4          45.2          44.1          39.1
Income before income taxes,           34.9          43.9          39.0         125.6         147.5         131.0
 equity in income of
 unconsolidated companies
 and minority interests

Income taxes                          10.1          13.3          11.8          36.2          43.0          38.2
Income before equity in               24.8          30.6          27.2          89.4         104.5          92.8
 income of unconsolidated
 companies and minority
 interests

Equity in income of                    0.1           0.1           0.1           0.3           0.1           0.0
 unconsolidated companies
Income before minority                24.9          30.7          27.3          89.7         104.6          92.8
 interests

Minority interests in net              0.7           0.8           0.8           2.0           2.3           2.0
 income of subsidiaries
Net income                            24.2          29.9          26.5          87.7         102.3          90.8

Dividend preference shares             0.9           0.9           0.8           2.7           2.7           2.4
Net income attributable to            23.3          29.0          25.7          85.0          99.6          88.4
 holders of ordinary shares

Cash flow                             71.6          77.8          69.0         223.7         247.5         219.7

Average number of
 outstanding ordinary               83,476        84,995        84,995        83,047        84,116        84,116
 shares (weighted x 1,000)


Per ordinary share                    1999          2000          2000          1999          2000          2000
                                    (Euro)        (Euro)           US$        (Euro)        (Euro)           US$
----------------------------------------------------------------------------------------------------------------
Net income                            0.28          0.34          0.30          1.02          1.18          1.05
Cash flow                             0.86          0.90          0.80          2.69          2.91          2.58

* The company reports in Euro (.). As a convenience for US readers, the results for 2000 and 1999 have been converted at . 1.1264:U$ 1, the noon buying rate of August 31, 2000. This compares with . 0.9451:U$ 1 used at this time last year.

Venlo, the Netherlands, October 5, 2000: Oce N.V. (NASDAQ:OCENY), the Dutch based supplier of digital document systems and services, closed the nine months of fiscal 2000, ended August 31, 2000 with an increase of 14% in revenues and an increase of 17% in net income.

Net income for the nine months went up by 17% to US$ 90.8 million or US$ 1.05 per share based on 84,115,814 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 77.8 million or US$ 0.91 per share, based on 83,046,833 shares, being the weighted average number of ordinary shares outstanding at the end of the nine months of fiscal 1999.

Nine months revenues rose to US$ 2,052 million (1999: US$ 1,799 million). Autonomous growth amounted to 5%, exchange rate effects (especially the American dollar) contributed 7% and acquisitions yielded a growth of 2% in revenues.

"As expected, revenues and income continued to develop positively during the third quarter. Aided by a broad digital product range and expanded services, Oce has been able to continue growth in all market segments", said Rokus van Iperen, Chairman of the Board of Executive Directors of Oce. "In the course of next year growth is expected to be further boosted by the earlier announced new product launches, both in hardware and software".

Third quarter 2000

Third quarter net income increased by 23% to US$ 26.5 million or US$ 0.30 per share based on 84,994,876 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 21.5 million or US$ 0.25 per share based on 83,475,950 shares, being the weighted average number of ordinary shares outstanding at the end of the third quarter 1999.

Third quarter revenues went up by 13% to US$ 696 million (1999: US$ 616 million). Autonomous growth amounted to 5%, exchange rate effects had a positive influence of 6% and acquisitions accounted for 2%. Service, software and facility services contributed strongly to this growth.

In Wide Format Printing Systems revenues rose by 14% to US$ 196 million (1999:
US$ 172 million). Autonomous growth amounted to 5%, exchange rate effects amounted to 7% and acquisitions to 2%. Third quarter autonomous growth in revenues was significantly higher than in the preceding quarters. The Oce 9600 mid volume printer/copier made a substantial contribution to this growth.

In Document Printing Systems revenues increased by 12% to US$ 336 million (1999:
US$ 300 million). Autonomous growth amounted to 7% and exchange rate effects amounted to 5%. Particularly revenues from rentals, service, software and interest from financial leases showed a strong increase.

In Production Printing Systems revenues went up by 14% to US$ 164 million
(1999: US$ 144 million). Autonomous growth amounted to 1%. Exchange rate effects contributed 7% and acquisitions 6%. Lower machine shipments during the quarter reduced the rate of autonomous growth from prior quarterly levels. At the same time a good order portfolio has been built up for delivery in the fourth quarter. We therefore expect the growth in revenues to pick up again during the fourth quarter.

Operating income increased by 20% to US$ 52.4 million (1999: US$ 43.8 million). This increase, which was favorably influenced by autonomous growth and exchange rate changes, exceeded the growth in revenues.

Net income amounted to 3.8% of revenues (1999: 3.5% of revenues).

Net income attributable to holders of ordinary shares increased by 24% to US$ 25.7 million (1999: US$ 20.7 million).

Cash flow (net income plus depreciation) rose to US$ 69.0 million (1999:
US$ 63.5 million).

Nine months 2000

In Wide Format Printing Systems nine month revenues increased by 15% to US$ 568 million (1999: US$ 494 million). Of this increase, 3% was autonomous, 8% was caused by exchange rate changes and 4% was due to acquisitions. Whilst machine revenues remained virtually constant, service and software revenues showed a strong growth, partly because of the increased population of machines.

Document Printing Systems revenues rose by 11% to US$ 998 million (1999: US$ 896 million). Autonomous growth amounted to 5% and exchange rate effects to 6%. Facility Services also showed strong growth. Revenues of analogue black/white copying decreased, whilst revenues of digital printing/copying and digital services increased further.

In Production Printing Systems revenues increased by 19% to US$ 486 million (1999: US$ 409 million). Autonomous growth amounted to 7%. Exchange rate effects had a positive influence of 8% with acquisitions contributing 4%. Both the revenues of machines and the revenues from technical and professional services developed positively during the nine months.

Operating income rose by 12% to US$ 170.1 million (1999: US$ 151.6 million).

Financial expense (net) decreased by 3% to US$ 39.1 million (1999: US$ 40.2 million).

Net income amounted to 4.4% of revenues (1999: 4.3% of revenues).

Net income attributable to holders of ordinary shares rose by 17% to US$ 88.4 million (1999: US$ 75.5 million).

Cash flow (net income plus depreciation) increased to US$ 220 million (1999:
US$ 199 million).


Prospects

We expect that revenues and net income will also develop positively during the remainder of the year.

Interim dividend

In respect of the current fiscal year an unchanged interim dividend of Euros
0.15 per ordinary share will be distributed. The interim dividend will be made available at the option of shareholders either entirely in cash or, alternatively, entirely in shares charged to the paid-in capital. The interim stock dividend will be fixed on October 19, 2000 (after close of stock exchange trading) and will be subject to a discount of at most 5% as compared to the cash dividend. The interim dividend will become available for payment on October 24, 2000.

Oce N.V.
October 5, 2000

Oce N.V. is the Dutch parent company of the international Oce Group which offers a broad range of products and services for the reproduction, presentation and distribution of documents. In this way Oce enables people and organizations to manage their document flows, allowing them to exchange information effectively and efficiently. The range consists of high-quality printing and copying systems, application software, consumables and imaging supplies. These products and services are also offered in the form of a total package via outsourcing (Facility Services).

Oce focuses on three main markets: document printing systems, wide format printing and copying systems and production printing systems. Oce largely develops, produces and markets these products itself. The related service and financing are also handled by the company itself. In addition, some of the products are selectively supplied via third parties.

In 1999 the Oce Group achieved total revenues of around US 3.2 billion. World-wide the Company employs more than 21,000 people and Oce has operating companies in more than 30 countries.

Oce has built up a leading position on its market worldwide by supplying state-of-the-art products and services. These are characterised by their high quality, reliability, productivity, durability, ease of use and environmental friendliness.

Each year the Company invests some 6% of its total revenues in Research & Development. Oce's technology base is also strengthened via systematic cooperation - even in the development phase - with suppliers, co-developers and, to an increasing extent, with strategic partners.

Since most of the sales and service activities are handled via the Group's own distribution channels, Oce can provide the customer with professional support in a one-on-one relationship. As a result Oce also has access to the most up-to-date market information. The Company is therefore always able to respond effectively and alertly to market needs by supplying a well-balanced range of products and services.

The head office of the Oce Group is located in Venlo, the Netherlands. The greater part of the research, production and international marketing activities are also concentrated in Venlo, within the central operating company Oce Technologies N.V. The Oce Group also has its own research centres and/or manufacturing facilities in Belgium, Germany, France, the Czech Republic and the United States.

In the US, where Oce has a workforce of about 7,000, the Groups' central offices are located in Chicago, IL, Boca Raton, FL, New York, NY, and in Providence, RI.

Oce American Depositary Receipts (ADR's) are traded in the USA on the NASDAQ system under the symbol `oceny', one ADR representing one ordinary Oce share traded on the Amsterdam Exchanges.

For further information concerning the Oce Group please contact Mary Jo Dieckhaus of DD&W in New York, at 1 212/986.2900, or Freek Meijer/Marij Verlinden at Oce N.V. in The Netherlands, phone +011 31 77 3592977, fax +011 31 77 3595436.

Oce enables people to share information by offering products and services for the reproduction, presentation, distribution and management of documents.

[Oce Logo]

Joint Venture between Oce and Real Software

Today Oce and Real Software announced their intention to set up a joint venture under the name Oce-Real Business Solutions B.V.

Oce-Real Business Solutions will market software which enables companies such as banks and insurers to fully automate the generation of complex and variable documents for their customers by utilising information retrieved from the many different databases that such companies use.

The application is focused on the market for Customer Relationship Management.

The combination of the know-how and expertise of the Real Software Group in the area of the integration of business software and hardware applications with Oce's know-how and expertise in terms of document management systems will give Oce-Real Business Solutions a very good entry and a strong knowledge base in this market.

Oce-Real Business Solutions will initially be focusing its activities on customers in the Netherlands, Belgium and Luxembourg.

Oce enables people to share information by offering products and services for the reproduction, presentation, distribution and management of documents. In 1999 Oce achieved total revenues of almost Euros 3 billion and has 22,000 employees world-wide.

Real Software N.V. is headquartered in Kontich, Belgium. Real Software supplies various software services, ranging from the development and implementation of its own products, tailor-made projects and outsourcing to the provision of advice on third-party products (including implementation and sale). The business exports Belgian technology to various markets, including the Netherlands, France, Germany, Ireland, Switzerland, the United States and the Far East. Real Software was founded in 1986.

In 1999 the business booked consolidated revenues of Euros 248 million. The group currently has more than 2,800 employees.

Oce N.V.
September 28, 2000

Royal honours Mr. H.J.A.F. Meertens

On October 5, 2000 during a farewell meeting of Mr. H.J.A.F. Meertens because of his retirement as member of the Executive Board of Oce N.V., he was awarded the honour of Officer in the Order of Oranje-Nassau.

At that occasion, the Mayor of Venlo, Mr. J.J. Schrijen, presented him the insignia which form part of this order.

Oce N.V.
October 6, 2000

                                       8
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      Interim dividend financial year 2000 Oce N.V.


      As earlier announced the interim dividend for the financial year 2000 amounts to Euros 0.15 per ordinary share and will be available optionally either fully in cash, or fully in ordinary shares of nominal Euros 0.50.

      At present it is announced that for each 120 ordinary shares of Euros 0.50 nominal value one new ordinary share of Euros 0.50 nominal will be delivered charged to the paid-in capital (which is tax free in the Netherlands).

      The interim dividend will be payable and the shares will be deliverable with effect from October 24, 2000. The newly issued shares will be entitled to the final dividend for the financial year 2000 and to the dividends thereafter.



      Oce N.V.
      October 19, 2000

Oce: NLG 50 million subsidy for new technology

The European Commission approved the decision of the Dutch Ministry of Economic Affairs in 1997 to contribute NLG 50 million as a technology subsidy towards Oce.

This subsidy of the Ministry of Economic Affairs will be used for research into an new innovative inkjet technology which Oce started more than three years ago. This technology relates to the production of large format printing, full colour, short print-runs and high quality.

Oce enables people to share information by offering products and services for the reproduction, presentation, distribution and management of documents. In 1999 Oce achieved total revenues of almost Euros 3 billion and has 22,000 employees world-wide.

Oce N.V.
October 18, 2000



Further information:
Investor Relations Department
phone:   #31.77.3592977
fax:     #31.77.3595436